Brambles Industries plc
Cassini House 57-59 St James's Street
London SW1A 1LD England
Tel +44 (0)20 7659 6000
Fax +44 (0)20 7659 6001
www.brambles.com

03 OCT 30 PM 7:21

Direct Line: 020 7659 6039
Direct Fax: 020 7659 6001
Email: sandra.walters@brambles.com

Brambles

24 October 2003

03037004

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

SUPPL

RE: BRAMBLES INDUSTRIES PLC
Rule 12g3-2(b) Exemption (File No. 82-5205)

Dear Sirs and Mesdames,

The enclosed information is being submitted by Brambles Industries plc (the "Company") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company's file number is indicated in the upper right hand corner of each unbound page submitted with this letter.

In accordance with paragraphs (b) (4) and (b) (5) of the Rule, the documents submitted with this letter are being submitted with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the submission of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours faithfully

PROCESSED
NOV 06 2003
THOMSON
FINANCIAL

Sandra Walters
Assistant Company Secretary

10/30

Enc:

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Brambles Industries plc

2) Name of shareholder having a major interest

FMR Corp. and its direct and indirect subsidiaries, and Fidelity International Limited (FIL) and its direct and indirect subsidiaries

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Funds under management (Non beneficial)

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

See list below

5) Number of shares/amount of stock acquired

6,295,000

6) Percentage of issued class

Negligible

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class

N/A

9) Class of security

Ordinary shares of 5p each

10) Date of transaction

Not advised

11) Date company informed

23 October 2003

12) Total holding following this notification

36,239,799

13) Total percentage holding of issued class following this notification

5.01%

14) Any additional information

15) Name of contact and telephone number for queries

Sandra Walters - 020 7659 6039

16) Name of authorised company official responsible for making this notification

Sandra Walters, Assistant Company Secretary

Date of notification 24 October 2003

Nominee/Registered Holders	Management Company	Holding
State Street Nominees Limited	FMRCO	13,600
Chase Manhattan Bank London	FISL	4,285,800
HSBC	FPM	153,200
Chase Nominees Ltd	FPM	1,817,200
Northern Trust	FPM	703,300
Bank of New York London	FPM	254,500
Deutsche Bank	FPM	50,000
Citibank	FPM	54,900
HSBC Client Holdings Nominee (UK) Limited	FIL	19,631,500
Chase Manhattan Bank London	FIL	881,099
Northern Trust	FIL	2,290,000
State Street Bank & Trust	FIL	258,300
Bank of New York London	FIL	1,198,900
Chase Nominees Ltd	FIL	2,652,900
Nortrust Nominees Ltd	FIL	756,100
Deutsche Bank	FIL	216,700
Citibank	FIL	41,100
Clydesdale Bank (Head Office)Nominees Limited	FIL	717,800
Mellon Nominees Ltd	FIL	74,200
Bank of New York, Brussels	FIL	104,700
Northern Trust London	FIL	84,000

NB FMRCO = Fidelity Management & Research Company, of which FMR Corp is the parent company

FPM = Fidelity Pension Management, of which FIL is the parent company

FISL = Fidelity Investment Services Ltd, of which FIL is the parent company